Simpson Thacher & Bartlett
ICBC TOWER, 35TH FLOOR 3 GARDEN ROAD HONG KONG
TELEPHONE: +852-2514-7600 FACSIMILE: +852-2869-7694
Direct Dial Number (852) 2514-7650		E-mail Address clin@stblaw.com

October 4, 2019

CONFIDENTIAL AND VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:                                         Ms. Sonia Barros, Esq., Assistant Director

Ms. Folake Ayoola, Esq., Senior Counsel

Mr. Wilson Lee, Staff Accountant

Mr. Eric McPhee, Staff Accountant

Re:                             Phoenix Tree Holdings Limited

Draft Registration Statement on Form F-1 Submitted August 28, 2019

CIK No. 0001785154

Ladies and Gentlemen:

On behalf of our client, Phoenix Tree Holdings Limited, an exempted company incorporated under the laws of the Cayman Islands with limited liability (the “Company”), we enclose herewith for submission on a confidential basis to the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), a revised draft (the “Draft No. 2”) of the above-referenced draft registration statement on Form F-1 (the “Draft Registration Statement”).

We enclose herewith five (5) courtesy copies of the Draft No. 2, which has been marked to show changes to the Company’s Draft Registration Statement initially confidentially submitted to the Commission on August 28, 2019 (the “August 28 Submission”).

DANIEL  FERTIG ADAM C.  FURBER  MAKIKO  HARUNARI  IAN C.  HO  ANTHONY D.  KING  CELIA C.L.  LAM  CHRIS K.H.  LIN  JIN  HYUK  PARK  KATHRYN  KING  SUDOL  CHRISTOPHER K.S.  WONG

RESIDENT PARTNERS
SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:

NEW YORK    BEIJING    HOUSTON    LONDON    LOS ANGELES    PALO ALTO    SÃO PAULO    TOKYO    WASHINGTON, D.C.

Simpson Thacher & Bartlett
October 4, 2019

The Company has responded to the comments contained in the comment letter dated September 24, 2019 from the staff (the “Staff”) of the Commission (the “September 24 Comment Letter”) by revising the August 28 Submission or providing explanations in response to the comments.

Set forth below are the Company’s responses to the Staff’s comments in the September 24 Comment Letter. The Staff’s comments are retyped in bold italics below for your ease of reference. We have included page numbers to refer to the location in the Draft No. 2 where the disclosure addressing a particular comment appears.

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Cover Page

1.                                      Please clarify whether the company will be a “controlled company” under the definition of the applicable stock exchange after the offering and provide appropriate disclosure in this section as well as in the prospectus summary and risk factors sections, to the extent appropriate. In this regard, we note your disclosure in the risk factor section on page 43 indicating that there will be a concentration of ownership post-offering.

In response to the Staff’s comment, the Company has added the requested disclosure on the cover page and in the prospectus summary on page 11 of the Draft No. 2.

The Company respectfully advises the Staff that it does not plan to utilize the “controlled company” exemptions with respect to its corporate governance practice after the completion of its initial public offering and will rely on exemptions for foreign private issuers instead, as disclosed on page 11 of the Draft No. 2. In addition, the Company has previously disclosed in the risk factor section on page 66 of the Draft No. 2 that it intends to rely on exemptions for foreign private issuers on certain corporate governance matters, which may afford less protection to its shareholders. As such, the Company does not believe that a separate risk factor on “controlled company” is necessary.

Prospectus Summary, page 1

2.                                      Please revise to provide the date of the iResearch Report.

In response to the Staff’s comment, the Company has disclosed the date of the iResearch Report on page 1 of the Draft No. 2.

Simpson Thacher & Bartlett
October 4, 2019

Prospectus Summary

Our Business, page 1

3.                                      We refer to your disclosure on page 4 where you provide certain data indicating your ranking among your peers. To balance your disclosure, please revise footnotes 4 and 5 to provide the renewal rate of residents and the renewal rate of property owners for each of the periods presented. To the extent the balancing disclosure changes your ranking among your peers, please revise to so state.

In response to the Staff’s comment, the Company has revised the disclosure on pages 4 and 117 of the Draft No. 2 to reflect the renewal rate of residents for 2017, 2018 and the first half of 2019 and the ranking for each of these periods.

The Company respectfully advises the Staff that since it entered into long-term leases with property owners for a term of at least three years and the Company commenced its operations in 2015, most of the existing leases with property owners had not expired in 2017 and 2018. As such, the Company believes that the renewal rate of property owners for the period between its inception and June 30, 2019, as currently disclosed on pages 4 and 117 of the Draft No. 2, provides more meaningful insight to potential investors.

Our corporate actions are significantly influenced by our principal shareholders, page 42

4.                                      Please expand this risk factor to also explain in greater detail the types of corporate matters that your principal shareholders will have the ability to control. Please also disclose if future issuances of high-vote shares may be dilutive to low-vote shareholders.

In response to the Staff’s comment, the Company has revised the disclosure on page 45 of the Draft No. 2 to disclose the types of corporate matters that its principal shareholders will have the ability to control and the dilutive effect that future issuances of Class B ordinary shares will have on Class A ordinary shareholders.

Risk Factors

Your rights to pursue claims against the depositary as a holder of ADSs are limited by the terms of the deposit agreement, page 58

5.                                      Please disclose whether your forum selection provision applies to actions arising under the Securities Act or Exchange Act. In that regard, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and to state that stockholders will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please ensure that the exclusive forum provision in the governing documents states this clearly. Please make corresponding changes to your description of ADS section.

Simpson Thacher & Bartlett
October 4, 2019

In response to the Staff’s comment, the Company has added the requested disclosure on page 61 and page 192 of the Draft No. 2. The Company respectfully advises the Staff that it is still negotiating the deposit agreement with the depositary bank. Therefore, all the disclosure regarding the ADS program and the deposit agreement is subject to the finalized deposit agreement.

6.                                      You state that the depositary may, in its sole discretion, require that any dispute or difference arising from the relationship created by the deposit agreement be referred to and finally settled by an arbitration conducted under the terms described in the deposit agreement. Please provide a description of this provision and clarify whether, and if so how, this provision affects the rights of your ADS holders to pursue claims under United States federal securities laws. Also discuss the material risks of the provision or other impacts on shareholders, any uncertainty about enforceability, and whether or not the provision applies to purchasers in secondary transactions. Please make corresponding changes to your description of ADS section.

The Company respectfully advises the Staff that the form deposit agreement of the depositary bank does not include an arbitration clause. As such, the Company has removed the relevant disclosure from page 61 of the Draft No. 2.

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, page 61

7.                                      Please revise to state that investors cannot waive compliance with the federal securities laws and the rules and regulations promulgated thereunder. When a depositary is selected, please ensure that the deposit agreement addresses these issues as well, and revise the Description of American Depositary Shares section accordingly. Please also discuss whether or not the provision applies to purchasers in secondary transactions.

In response to the Staff’s comment, the Company has added the disclosure that the waiver of jury trial provision applies to purchasers in secondary transactions on page 64 of the Draft No. 2. The Company has also added a subsection titled “Governing Law/ Waiver of Jury Trial” in the Description of American Depositary Shares section on page 192 of the Draft No. 2. The Company respectfully advises the Staff that it has already included the disclosure that “[n]o condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder” on page 64 of the Draft No. 2. The Company will ensure that the finalized deposit agreement addresses these issues.

Simpson Thacher & Bartlett
October 4, 2019

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 82

8.                                      Please provide a detailed discussion of the financing arrangements that lead tenants to prepay their rents, including but not limited to, the following:

•                  the typical amount financed, and whether it is generally for the entire lease term with the tenant;

•                  the incentives provided to tenants to cause them to enter into these arrangements;

•                  the percentage of your tenants that have entered into these financing arrangements;

•                  the percentage of your tenants that historically have entered into these financing arrangements and terminated their leases early; and

•                  the typical repayment timeframe for these loans once a tenant has defaulted or terminated their lease.

In response to the Staff’s comment, the Company has revised the disclosure on page 91 of the Draft No. 2 to include a more detailed discussion of the rent financing arrangement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Key Factors Affecting Our Results of Operations, page 82

9.                                      We note your disclosure that your ability to improve your efficiency in renovation and furnishing and reduce the average length of the pre-opening period is an important factor affecting your results of operations. Please tell us if management calculates and tracks the average length of the pre-opening period. If so, please consider providing disclosure on this metric to the extent material to an understanding of your results of operations.

The Company respectfully advises the Staff that the pre-opening period approximates the time required for renovation and furnishing and it has so clarified on page 87 of the Draft No. 2. The Company has also added disclosure on the average time for renovation and furnishing in 2017, 2018 and the six months ended June 30, 2019 on the same page.

Key Operating Metrics, page 84

10.                               We refer to your revenue backlog disclosure on pages 81 and 84, which vary from actual revenues provided on page 91. Please discuss material trends, if any, relating to your revenue backlogs.

The Company respectfully advises the Staff that revenue backlog represents rents, service fees and utility charges to be recognized as revenues under the leases with residents and corporate clients existing as of the date specified, assuming all of these leases will be performed to the end of their lease terms and not renewed. The revenue backlog varies from actual revenues recognized because such existing leases may be terminated early or renewed or new leases may be entered into post the specified date. The Company has included a risk factor on page 41 of the Draft No. 2 to caution potential investors that the revenue backlog may not be indicative of future revenues. The Company believes that the increase in its revenue backlog was primarily driven by the expansion of its business scale. The Company has added the relevant disclosure in a footnote on pages 21, 84 and 88 of the Draft No. 2.

Simpson Thacher & Bartlett
October 4, 2019

Our Economics, page 84

11.                               Please expand your disclosure to provide qualitative disclosure with respect to what constitutes “certain period of time” or “payback period.” To the extent the payback period is a range, please provide the ranges for the periods presented if material to an understanding of your results of operations. In this regard, we note your disclosure that as you expand your scale, you anticipate that you will be able to improve your cost efficiency, further enhance your return and shorten your payback period. We also note that the company has incurred net losses since inception notwithstanding that the average days for renovation and furnishing and the average cost for renovation and furnishing have steadily decreased as disclosed on page 127. We also note your disclosure on page 83 that rental cost collectively with pre-opening expense constitute the largest component of your operating expenses.

In response to the Staff’s comment, the Company has expanded the disclosure on the payback period on pages 7 and 89 of the Draft No. 2. The Company respectfully advises the Staff that payback period is the amount of time required to recover the initial capital investment for the apartment units sourced in a given period. It is calculated as the average cost for renovation and furnishing per unit for such period divided by the average rental spread for such period. The average rental spread represents the average revenues per unit per month less the average leasing cost (i.e., the sum of rental cost and pre-opening expense) per unit per month. Each of these terms is defined in the “Conventions That Apply to This Prospectus” on page 12 of Draft No.2. From the first quarter of 2017 to the second quarter of 2019, the payback period for the apartment units sourced in each quarter typically ranged between 12 to 20 months. The Company believes that as it improves cost efficiency and reduces the leasing cost and the average cost for renovation and furnishing, it will be able to shorten the payback period.

Results of Operations, page 91

12.                               There are several instances where two or more sources of a material change have been identified, but the dollar amounts and proportionate contribution for each source are not disclosed. For instance, you disclose that the increase in your revenues was primarily driven by an expansion of your apartment network through both organic growth and acquisition of Aishangzu. You also disclose on page 85 that you derive your revenues primarily from rents and service fees. Please revise to quantify the amount each source contributed to a material change in your revenues. As an example, you should quantify the increase that is attributable to recent acquisitions. We refer you to Part I, Item 5.A of Form 20-F and Section III.D of SEC Interpretive Release 33-6835.

Simpson Thacher & Bartlett
October 4, 2019

In response to the Staff’s comment, the Company has added the requested disclosure on pages 95-96 of the Draft No. 2 to quantify the amount that organic growth and acquisition of Aishangzu respectively contributed to the increase in its revenues and operating expenses from the first half of 2018 to the first half of 2019.

The Company respectfully advises the Staff that it does not evaluate how changes in rents and service fees have separately contributed to changes in revenues since it charges service fees based on a certain percentage of the rents and views rents and services fees collectively. In addition, the increase in rents and service fees and the growth of overall revenues were both driven by the expansion of the Company’s apartment network.

Business, page 108

13.                               You state that, as of June 30, 2019, you established operations in 10 tier 1 and tier 2 cities in China. To the extent your operations are concentrated in a geographic location, please provide risk factor disclosure related to the geographic concentration or tell us why you do not believe such geographic concentrations are material to evaluating your business.

In response to the Staff’s comment, the Company has added the requested disclosure on page 33 of the Draft No. 2 under the heading “Our business is susceptible to changes in China’s national and regional economic conditions and real estate market, particularly residential rental market.”

Our Products and Service Offerings, page 116

14.                               You state on page 119 that you have two additional Dream Apartment facilities in Beijing that have just completed renovation and five additional facilities in Beijing and Shanghai that are still under renovation. To the extent material, please disclose the anticipated completion date, scope of development, costs incurred to date and budgeted costs for the facilities still under renovation, and, for the completed renovations, disclose development costs per square foot.

In response to the Staff’s comment, the Company has added the requested disclosure on page 126 of the Draft No. 2 regarding the anticipated completion date, scope of development, renovation and furnishing cost incurred to date and budgeted renovation and furnishing cost for the facilities under renovation. The Company respectfully advises the Staff that development costs per square foot is not a metric that the management uses to evaluate its business. Instead, the Company has disclosed the renovation and furnishing cost for the facilities that have just completed renovations.

Simpson Thacher & Bartlett
October 4, 2019

Taxation, page 184

15.                               We note that you intend to file the opinion of Simpson Thacher & Bartlett regarding certain United States federal tax matters, Maples and Calder regarding certain Cayman Islands tax matters, and Haiwen & Partners regarding certain PRC tax matters as Exhibits 8.1, 8.2 and 8.3, respectively. Please revise to clearly identify each material tax consequence being opined upon and identify the tax counsels. For guidance, refer to Section III of Staff Legal Bulletin No. 19.

In response to the Staff’s comment, the Company has revised the disclosure on page 195 of the Draft No. 2 to identify the Company’s counsels. The Company respectfully advises the Staff that each counsel will deliver an opinion letter confirming that the disclosure of tax matters with respect to such counsel’s respective jurisdiction of practice contained in the “Taxation” section of the registration statement constitutes such counsel’s opinion. The Company will file such opinions as exhibits to the registration statement in a subsequent submission.

The Company further respectfully advises the Staff that the “Taxation” section in the registration statement discusses a number of tax consequences of investing in the Company’s ADSs and Class A ordinary shares. Such disclosure is consistent with the general market practice for disclosure provided by foreign private issuers that sell ADSs through public offerings. While the Company does not believe all statements in the “Taxation” section address material tax consequences, such statements may nonetheless provide valuable context and analysis to investors. As such, the Company does not believe it is practical to separate the statements of material tax consequences from the rest of the disclosure.

General

16.                               Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company acknowledges the Staff’s comment. The Company undertakes that it will in a separate submission provide copies to the Staff of any materials that the Company, or any person authorized by it, has used to present to investors or will use to present to investors in reliance on Section 5(d) of the Securities Act.

17.                               Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, refer to Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

Simpson Thacher & Bartlett
October 4, 2019

The Company acknowledges the Staff’s comment and will supplementally provide the Staff with copies of the graphical materials or artwork it intends to use in the prospectus.

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Simpson Thacher & Bartlett
October 4, 2019

If you have any question regarding the Draft Registration Statement, please do not hesitate to contact me at +852-2514-7650 (work), +852-9198-4235 (mobile) or clin@stblaw.com (email) or Yi Gao at +852-2514-7620 (work), +852-6588-7136 (mobile) or ygao@stblaw.com (email).

Very truly yours,

/s/ Chris K.H. Lin
Chris K.H. Lin

Enclosures

cc:                                Derek Boyang Shen, Chairman

Jing Gao, Chief Executive Officer and Director

Yan Cui, President and Director

Jason Zheng Zhang, Chief Financial Officer

Phoenix Tree Holdings Limited

Daniel Fertig

Yi Gao

Simpson Thacher & Bartlett

Benjamin Su

Daying Zhang

Latham & Watkins LLP

Allen Lu

Enid Yang

KPMG Huazhen LLP